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                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                            PENDARIES PETROLEUM LTD.
                              (Name of the Issuer)

                            PENDARIES PETROLEUM LTD.
                      (Name of Person(s) Filing Statement)

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    70690510
                     (CUSIP Number of Class of Securities)

                                PHILIP R. HENRY
                            PENDARIES PETROLEUM LTD.
                        EIGHT GREENWAY PLAZA, SUITE 910
                              HOUSTON, TEXAS 77046
                                 (713) 355-2900
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                               JUDY G. GECHMAN, ESQ.
                               KAREN BRYANT, ESQ.
                              JENKENS & GILCHRIST,
                           A PROFESSIONAL CORPORATION
                           1100 LOUISIANA, SUITE 1800
                             HOUSTON, TEXAS  77002
                                 (713) 951-3300
                             _____________________

    This statement is filed in connection with (check the appropriate box):

[x] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[ ]  (c)  A tender offer.

[ ]  (d)  None of the above.


  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


  Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]



                           CALCULATION OF FILING FEE:

           Transaction Valuation*                   Amount of Filing Fee**
-------------------------------------------------------------------------------
              $27,389,598                                 $5,477.92
--------------------------------------------------------------------------------

* This valuation is for purposes of calculating the fee only and is approximately the product of 9,225,970 outstanding common shares of Pendaries and $2.96875, the average of the high and low prices reported by the American Stock Exchange as of December 4, 2000, a date within five business days prior to the date of filing.

** 1/50th of one percent of the estimated transaction value, calculated pursuant to Rule 0-11(b)(2) of the Securities and Exchange Act of 1934.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid:        $7,487.70
          Form or Registration No.:      PREM14A
          Filing Party:                  Pendaries Petroleum Ltd.
          Date Filed:                    October 31, 2000


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     This Schedule 13E-3 is being filed by Pendaries Petroleum Ltd., New
Brunswick, Canada corporation, pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, the "Exchange Act," and Rule 13e-3 thereunder in connection with the solicitation by Pendaries of proxies from its shareholders. The purpose of the proxy solicitation is to obtain the approval of an arrangement agreement in which all of the outstanding Pendaries common shares will be exchanged for common shares of Ultra Petroleum Corp. Pursuant to Regulation 14A, Pendaries filed a preliminary proxy statement with the Securities and Exchange Commission, "SEC," on October 31, 2000, and is filing concurrently with this Schedule 13E-3 definitive proxy materials. This Schedule 13E-3 incorporates by reference from the proxy statement certain information required to be included in response to the items of Schedule 13E-3. The information incorporated herein by reference contained in the proxy statement, including all exhibits appendices thereto, as may be amended, the "proxy statement" and the responses to each item are expressly qualified in their entirety by reference to such information.

     The filing of this Schedule 13E-3 shall not be deemed an admission that
Section 13(e) of the Exchange Act or Rule 13e-3 thereunder are applicable to the transaction that is the subject of the proxy statement.

ITEM 1.   Summary Term Sheet.

          The information set forth in the proxy statement under the captions "Summary Term Sheet" and "Questions and Answers about the Arrangement" is incorporated herein by reference.

ITEM 2.   Subject Company Information.

          The information set forth in the proxy statement under the captions "Summary Term Sheet - The Companies - Pendaries Petroleum Ltd.," "Pendaries Petroleum Ltd. - Description of Share Capital" and "Comparative Market Data."

ITEM 3.   Identity and Background of Filing Person.

          The information set forth in the proxy statement under the caption "Summary Term Sheet - The Companies - Pendaries Petroleum Ltd." is incorporated herein by reference. Pendaries, the subject company, is also the filing person.

ITEM 4.   Terms of The Transaction.

          The information set forth in the proxy statement under the captions "Summary Term Sheet - The Proposed Arrangement," "Special Factors - Reasons for the Transaction," "Special Factors - Shareholder Approval," "Special Factors - Accounting Treatment," "Description of Ultra Capital Stock," "U.S. Federal Income Tax Considerations for U.S. Holders,""Summary Term Sheet - Dissenters' Rights," "The Arrangement - Dissenters' Rights," "The Special Meeting -Access to Pendaries Corporate Files," "Summary Term Sheet - Stock Exchange Listings" and "Comparison of Shareholders' Rights" is incorporated herein by reference.

ITEM 5.   Past Contracts, Transactions, Negotiations and Agreements.

          The information set forth in the proxy statement under the captions "Credit Agreement," "Summary Term Sheet - The Proposed Agreement" and "The Arrangement Agreement" is incorporated herein by reference.

ITEM 6.   Purposes of The Transaction and Plans or Proposals.

          The information set forth in the proxy statement under the captions "Summary Term Sheet - The Proposed Arrangement," "The Arrangement Agreement," "The Credit Agreement," "Special Factors - Effects of the Proposed Arrangement and Directors and Officers after Closing," "Summary Term Sheet - Stock Exchange Listings" and "Questions and Answers about the Arrangement--Will the Ultra common shares trade on an exchange after the arrangement?" is incorporated herein by reference. After consummation of the arrangement, Pendaries intends to suspend its obligation to file reports under Section 15(d) of the Exchange Act and its common shares

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          will become eligible for termination of registration under Section
          12(g)(4) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects.

          The information set forth in the proxy statement under the caption "Special Factors - Purpose of the Transaction," "- Alternatives Considered," "- Reasons for the Transaction," "- Effects of the Proposed Arrangement and Directors and Officers After Closing," "-Certain Tax Considerations for Pendaries Shareholders" and "U.S. Federal Income Tax Considerations for U.S. Holders" is incorporated herein by reference.

ITEM 8.   Fairness of the Transaction.

          The information set forth in the proxy statement under the captions "Special Factors - Fairness of the Transaction," "- Shareholder Approval," "- Independent Director Approval," "-Alternatives Considered" and "The Arrangement - Recommendation of our Board of Directors" is incorporated herein by reference.

ITEM 9.   Reports, Opinions, Appraisals and Certain Negotiations.

          The information set forth in the proxy statement under the captions "Summary Term Sheet - Fairness Opinion," "Special Factors - Fairness Opinion of Loewen, Ondaatje, McCutcheon Limited, Pendaries' Financial Advisor" and Appendix F to the proxy statement entitled "Fairness Opinion of Loewen, Ondaatje, McCutcheon Limited" is incorporated herein by reference.

ITEM 10.  Source and Amount of Funds or Other Consideration.

          The information set forth in the proxy statement under the captions "Summary Term Sheet - The Proposed Arrangement," "- Ultra and Pendaries Stock Prices," "The Arrangement - Fees and Expenses" and "The Arrangement Agreement - Conditions of the Arrangement" is incorporated herein by reference.

ITEM 11.  Interest in Securities of the Subject Company.

          The information set forth in the proxy statement under the caption "Principal Shareholders of Pendaries" is incorporated herein by reference.


ITEM 12.  The Solicitation or Recommendation.

          The information set forth in the proxy statement under the captions "The Special Meeting - Voting Securities and Principal Holders Thereof" and "The Arrangement - Recommendation of our Board of Directors," "Special Factors - Reasons for the Transaction" and "-Fairness of the Transaction" is incorporated herein by reference.

ITEM 13.  Financial Statements.

          The information set forth in the proxy statement under the captions "Ultra Selected Consolidated Financial and Operating Data," "Pendaries Selected Consolidated Financial and Operating Data," "Unaudited Pro Forma Condensed Combined Financial Statements of Ultra and Pendaries," "Selected Comparative Per Share Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Pendaries," "Management's Discussion and Analysis of

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          Financial Condition and Results of Operations of Ultra" and
          "Reconciliation to United States Generally Accepted Accounting Principles" is incorporated herein by reference.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used.

          The information set forth in the proxy statement under the captions "The Special Meeting - Solicitation of Proxies," "The Arrangement - General," and "- Background of the Arrangement" is incorporated herein by reference.

ITEM 15.  Additional Information.

          No additional material information is necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 16.  Exhibits.

          (a) Definitive Proxy Statement, including all appendices thereto, and related Notice of Special Meeting of Shareholders (incorporated herein by reference to the definitive proxy statement filed concurrently with this Schedule 13e-3).

          (b)  None.

          (c) Fairness Opinion of Loewen, Ondaatje, McCutcheon Limited (incorporated by reference to Appendix F to the definitive proxy statement).

          (d) Arrangement Agreement and Plan of Arrangement (incorporated by reference to Appendices D and E, respectively, to the definitive proxy statement).

          (e) New Brunswick Dissenters' Rights Provision (incorporated by reference to Appendix G to the definitive proxy statement).

          (f)  None.

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                                   SIGNATURE
    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2000                PENDARIES PETROLEUM LTD.


                                          /s/  PHILIP R. HENRY
                                       By:___________________________
                                          Philip R. Henry
                                          Vice President, Investor Relations and
                                          Secretary

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